A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON CHARTERED ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in the Form 10-SB of Raytec Corporation (the “Company”) of our report on the financial statements of the Company as of October 31, 2004 and for the years ended October 31, 2004 and 2003.  Our report dated February 28, 2005, contains additional comments that state that conditions and events exist that cast substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

“Amisano Hanson”

AMISANO HANSON

Chartered Accountants

Vancouver, BC, Canada

May 16, 2005

05/O/RAYTECCORP.CON

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER, CANADA	FACSIMILIE: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net